Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

NON-EXEMPT CONNECTED TRANSACTION — PROPOSED GRANT OF RESTRICTED SHARE UNITS TO A DIRECTOR

The Board announces that the Company proposes to grant 2,910,836 Restricted Share Units to Dr. Gao under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the AGM. Each of these Restricted Share Units to be granted to Dr. Gao represents the right to receive an Ordinary Share on the date it vests.

As Dr. Gao is an executive Director and therefore a connected person of the Company, the proposed grant of 2,910,836 Restricted Share Units to Dr. Gao and any transactions contemplated thereunder (including the allotment and issue of any new Ordinary Shares thereunder) constitute non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent Shareholders’ approval requirements.

PROPOSED GRANT OF RESTRICTED SHARE UNITS TO A DIRECTOR

Reference is made to the announcement of the Company dated 18 June 2013 relating to the proposed grant of 2,401,456 Restricted Share Units (the ‘‘First Tranche of Awards’’) to Dr. Gao upon his redesignation as an executive Director on 17 June 2013.

The Board announces that at a meeting of the Board held on 28 April 2014, the Board resolved to grant the First Tranche of Awards and an additional award of 509,380 Restricted Share Units (the ‘‘Second Tranche of Awards’’) (collectively, the ‘‘Proposed Overall Grant’’) under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the AGM. Each of these Restricted Share Units to be granted to Dr. Gao represents the right to receive an Ordinary Share on the date it vests. In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed Overall Grant will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Ordinary Shares to be issued pursuant thereto).

As at the date of this announcement, Dr. Gao is interested in a total of 16,753,568 share options, representing approximately 0.052% of the total issued share capital of the Company, granted to him by the Company pursuant to the 2004 Stock Option Plan. Subject to the Independent Shareholders’ approval of the Proposed Overall Grant at the AGM and assuming that no further Shares will be issued or repurchased by the Company prior to the date of the AGM, the maximum number of Ordinary Shares that may be issued to Dr. Gao in accordance with and subject to the terms of the 2014 Equity Incentive Plan would be 2,910,836, representing approximately 0.009% of the total issued share capital of the Company as at the date of this announcement and 0.009% of the enlarged total issued share capital of the Company, under the Proposed Overall Grant; and Dr. Gao’s total interests in the underlying shares of the Company under the 2004 Stock Option Plan and the 2014 Equity Incentive Plan would represent approximately 0.061% of the total issued share capital of the Company as at the date of this announcement and 0.061% of the enlarged total issued share capital of the Company.

Based on the closing price of HK$0.64 per Share as quoted on the Stock Exchange on the date of this announcement, the market value of the Restricted Share Units under the Proposed Overall Grant amounts to approximately HK$1,862,935.04.

REASONS FOR AND BENEFITS OF THE PROPOSED OVERALL GRANT

The Proposed Overall Grant is part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risks sharing among the Shareholders, the Company and the employees in order to maximize the motivation of the executive Directors and senior management. The Proposed Overall Grant aims to provide sufficient incentives to attract, retain and motivate Dr. Gao to participate in the continuing operation and long-term development of the Company and to recognize Dr. Gao’s contributions to the growth of the Company.

Furthermore, there will not be substantial cash outflow by the Company under the Proposed Overall Grant. In this regard, the Directors (including independent non-executive Directors) consider that the terms of the Proposed Overall Grant are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

SPECIFIC MANDATE TO ISSUE NEW ORDINARY SHARES

The new Ordinary Shares to be issued under the Proposed Overall Grant will be issued under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 for the issue of Shares under the 2014 Equity Incentive Plan. The Listing Committee of the Stock Exchange has previously granted its approval for the listing of, and permission to deal in, Ordinary Shares to be issued under the 2014 Equity Incentive Plan, subject to the fulfillment of all other conditions of the 2014 Equity Incentive Plan. In the context of the grant of Restricted Share Units and issue of Ordinary Shares pursuant thereto under the 2014 Equity Incentive Plan to a director as a connected person, the requirements under Chapter 14A of the Listing Rules would be required to be satisfied, including the obtaining of the approval of the Independent Shareholders. The total number of such new Ordinary Shares which may be issued under the 2014 Equity Incentive Plan shall not exceed 801,844,281.

LISTING RULES IMPLICATIONS

As Dr. Gao is an executive Director and therefore a connected person of the Company, the proposed grant of 2,910,836 Restricted Share Units to Dr. Gao and any transactions contemplated thereunder (including the allotment and issue of any new Ordinary Shares thereunder) constitute non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent Shareholders’ approval requirements. The Company has established the Independent Board Committee to advise the Independent Shareholders in respect of the Proposed Overall Grant and any transactions contemplated thereunder. The Company will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Overall Grant and any transactions contemplated thereunder.

GENERAL

An ordinary resolution will be proposed at the AGM to approve the Proposed Overall Grant and any transactions contemplated thereunder (including the allotment and issue of any new Ordinary Shares thereunder). A circular containing, among other things, details of the Proposed Overall Grant, a letter from the Independent Board Committee and a letter from the Independent Financial Adviser together with the notice convening the AGM will be despatched to the Shareholders on or around 28 May 2014 as more time is required to ascertain the relevant information therein.

INFORMATION ABOUT THE COMPANY

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing with a 300mm joint venture fab that is currently under construction, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. The Company also has customer service offices in the U.S., Europe, Japan and Taiwan, and a representative office in Hong Kong.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

‘‘2013 Annual Report’’ the annual report of the Company for the year ended 31 December 2013

‘‘2004 Stock Option Plan’’ the 2004 stock option plan adopted by the Company by way of a Shareholders’ resolution on 16 February 2004 but terminated by the Company on 15 November 2013

‘‘2014 Equity Incentive Plan’’ the 2014 equity incentive plan adopted by the Company pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 13 June 2013 and effective from 15 November 2013 upon its registration with SAFE, a summary of which is set out in the 2013 Annual Report

‘‘ADS(s)’’ American depositary share(s) of the Company, each of which represents 50 Ordinary Shares

‘‘AGM’’ the annual general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, the PRC on Friday, 27 June 2014 at 9 : 00 a.m.

‘‘Board’’ the board of Directors

‘‘Company’’ Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.

‘‘connected person(s)’’ has the same meaning as ascribed to it under the Listing Rules

‘‘Director(s)’’ the director(s) of the Company

‘‘Dr. Gao’’ Dr. Gao Yonggang, who was appointed as a non-executive Director on 23 June 2009 and has been re-designated as an executive Director since 17 June 2013, and is also the chief financial officer of the Company and executive vice president, strategic planning of the Company

‘‘HK$’’ Hong Kong dollars, the lawful currency of Hong Kong ‘‘Hong Kong’’ Hong Kong Special Administrative Region of the PRC

‘‘Independent Board Committee’’ an independent committee of the Board comprising all independent non-executive Directors, established to advise the Independent Shareholders in respect of the non-exempt connected transaction(s) relating to the proposed grant of 2,910,836 Restricted Shares Units to Dr. Gao under the 2014 Equity Incentive Plan

‘‘Independent Financial Adviser’’ the independent financial adviser to be appointed by the Company to advise the Independent Board Committee and the Independent Shareholders on whether the Independent Shareholders should vote in favour of the non-exempt connected transaction(s) relating to the proposed grant of 2,910,836 Restricted Shares Units to Dr. Gao under the 2014 Equity Incentive Plan

‘‘Independent Shareholders’’ the Shareholders who are not required under the Listing Rules to abstain from voting at the AGM to approve the non-exempt connected transaction(s) relating to the proposed grant of 2,910,836 Restricted Shares Units to Dr. Gao under the 2014 Equity Incentive Plan

‘‘Listing Rules’’ the Rules Governing the Listing of Securities on the Stock Exchange

‘‘Ordinary Share(s)’’ the ordinary share(s) of US$0.0004 each in the share capital of the Company

‘‘PRC’’ the People’s Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

‘‘Preferred Share(s)’’ preferred share(s) of US$0.0004 each in the share capital of the Company

‘‘Restricted Share Units’ an unsecured promise of the Company to pay eligible individuals a specific number of Ordinary Shares or ADSs, as applicable, on a specified date pursuant to 2014 Equity Incentive Plan, subject to all applicable laws, rules, regulations and the applicable vesting, transfer or forfeiture restrictions as set out in the 2014 Equity Incentive Plan and the applicable award document

‘‘SAFE’’ the PRC State Administration of Foreign Exchange ‘‘Shareholder(s)’’ holder(s) of existing Shares

‘‘Shares’’ shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe for or purchase shares of the Company

‘‘Stock Exchange’’ The Stock Exchange of Hong Kong Limited

‘‘United States’’ or ‘‘U.S.’’ the United States of America, its territories, its possessions and all areas subject to its jurisdiction

‘‘US$’’ United States Dollars, the lawful currency of the United States of America

‘‘%’’ per cent.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 29 April 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan